Coca-Cola İçecek

FILE 82-35049

09045252

SEC Mail
Mail Processing
Section

JAN 29 2009

Washington, DC
108

January 27, 2009

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

SUPPL

Attention: Office of International Corporate Finance

Re: Rule 12g3-2(b) submission by Coca-Cola İçecek A.Ş. (the "Company")

Ladies and Gentlemen:

We refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to Coca-Cola İçecek A.Ş. We hereby transmit to you, in accordance with the provisions of the Rule, the following announcement made to the Istanbul Stock Exchange on January 27, 2009.

Coca-Cola İçecek (the "Company") has an Investor Relations Department reporting directly to the Chief Financial Officer (CFO), managing the relations of the company with its shareholders.

Effective from January 19, 2009 Deniz Can Yücel has been appointed as the Investor Relations Manager of CCI.

Deniz Can Yücel previously held research analyst and manager positions in securities companies since 1999 and worked at CCI during the IPO process in 2004 and 2006. Prior to joining the Company, Mr. Yücel was the Head of Equity Research at YF Securities.

Deniz Can Yücel has MA degree in Capital Markets and Stock Exchange from Marmara University and Capital Markets advanced level license.

PROCESSED
FEB 04 2009
THOMSON REUTERS

COCA-COLA İÇECEK A.Ş.
Genel Müdürlük: Esenşehir Mah. Erzincan Cad. No:36, 34776 Yukarı Dudullu, Ümraniye-İstanbul Tel: 90 (216) 528 40 00 Fax: 90 (216) 365 84 67-68 www.cci.com.tr

Coca-Cola İçecek

His contact details:

Mr. Deniz Can Yücel.

Telephone: 90 216 528 33 86

Facsmile: 90 216 365 84 57

E-mail: deniz_yucel@cci.com.tr

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Kindly acknowledge receipt of this letter and the submission of the documents delivered herewith by stamping the duplicate copy of this letter and returning it in the envelope provided.

Sincerely,

Coca-Cola İçecek A.Ş.

END